Exhibit 99.2

Translation for information purposes –

in case of discrepancy between French version and English version, French version shall prevail

CGG

A French limited company (société anonyme) with a registered capital of 17,706,519 euros

Registered office: Tour Maine Montparnasse, 33 avenue du Maine

75015 Paris

969 202 241 R.C.S. Paris

(the “Company”)

CONVENING NOTICE OF SHAREHOLDERS’ MEETING

The shareholders of CGG are hereby convened to the combined general meeting (ordinary and extraordinary) to be held on October 31, 2017 at 11 a.m., at the following address: Espace Évènementiel Les Esselières, 3, boulevard Chastenet de Gery, 94800 Villejuif.

The agenda and the draft resolutions set forth in the notice of the Company’s combined general meeting and published in the Bulletin des Annonces Légales Obligatoires N°115, dated September 25, 2017, are amended further to certain additions and amendments made by the Board of Directors of the Company, which resolved to amend the text of the draft twenty-fourth resolution relating to the issue and free allocation of warrants with removal of the shareholders’ preferential subscription right in favor of funds and/or entities advised and/or managed by Alden Global Capital LLC, Attestor Capital LLP, Aurelius Capital Management LP, Boussard & Gavaudan Asset Management LP, Contrarian Capital Management LLC and Third Point LLC, to specify the precise identity of the funds and/or entities benefiting from the removal of the preferential subscription right, and (ii) to add a draft resolution, numbered thirty-one, relating to the appointment of a new Director.

In order to facilitate the reading of the text of the convening notice, the entire agenda and text of the draft resolutions, as amended by the Board of Directors is published hereafter.

I. Agenda

As a result of the foregoing, the Board of Directors of the Company has amended the agenda of the general meeting which is now as follows:

Falling under the authority of an ordinary general meeting

•	Report of the Board of Directors and auditors’ reports, and approval of the statutory accounts of the company for fiscal year 2016;

•	Allocation of earnings;

•	Approval of the consolidated financial statements for fiscal year 2016;

•	Renewal of the term of Mr. Loren Carroll as Director;

•	Renewal of the term of Mr. Michael Daly as Director;

•	Allocation of Directors’ fees for fiscal year 2017;

•

Approval of the related-party agreements in relation with the compensation of the Senior Executive Officers (“mandataires sociaux”), falling within the scope of section L. 225-38 of the French Commercial Code;

•	Approval of the other related-party agreements falling within the scope of section L. 225-38 of the French Commercial Code;

•

Approval of the related-party agreement falling within the scope of section L. 225-42-1 of the French Commercial Code, between the Company and Mr. Jean-Georges Malcor related to the contractual termination indemnity of Mr. Jean-Georges Malcor, Chief Executive Officer (Directeur général);

•

Approval, pursuant to section L. 225-42-1 of the French Commercial Code, of the renewal of the contractual termination indemnity of Mr. Jean-Georges Malcor, Chief Executive Officer (Directeur général);

•	Approval, pursuant to section L. 225-42-1 of the French Commercial Code, of the pension obligations with performance conditions of Mr. Jean-Georges Malcor, Chief Executive Officer (Directeur général);

•

Approval of the principles and criteria applied in the determination, repartition and allocation of fixed, variable and exception items of the total compensation and benefits of all kinds attributable to the Chairman of the Board of Directors as a result of his term of office;

•

Approval of the principles and criteria applied in the determination, repartition and allocation of fixed, variable and exception items of the total compensation and benefits of all kinds attributable to the Chief Executive Officer (Directeur général) as a result of his term of office;

•	Advisory vote on the elements of compensation due or granted for the 2016 financial year to Mr. Remi Dorval, Chairman of the Board of Directors;

•	Advisory vote on the elements of compensation due or granted for the 2016 financial year to Mr. Jean-Georges Malcor, Chief Executive Officer;

•

Advisory vote on the elements of compensation due or granted for the 2016 financial year to Messrs. Stéphane-Paul Frydman and Pascal Rouiller, and Ms. Sophie Zurquiyah, Corporate Officers (Directeurs Généraux Délégués);

Falling under the authority of an extraordinary general meeting

•	Reports of the Board of Directors and statutory auditors’ reports;

•	Anticipated term of the delegations of authority to the Board of Directors by the combined general meeting dated May 27, 2016 pursuant to its fourteenth and fifteenth resolutions;

•	Share capital reduction not resulting from losses through diminution of the share par value;

•	Delegation of authority to the Board of Directors to issue and grant free warrants to the shareholders;

•	Delegation of authority to the Board of Directors to increase the share capital through the issuance of shares with warrants attached with shareholders’ preferential subscription right;

•

Delegation of authority to the Board of Directors to increase the share capital by issuing new shares, with removal of the shareholders’ preferential subscription right, in favor of holders of “OCEANE”, such holders forming a category of persons meeting specified characteristics;

•

Delegation of authority to the Board of Directors to issue new shares, with removal of the shareholders’ preferential subscription right, in favor of holders of senior notes, such holders forming a category of persons meeting specified characteristics;

•

Delegation of authority to the Board of Directors to issue new notes secured by second-ranking security interests (Second Lien Notes) and warrants, either freestanding or attached to said notes, with removal of the shareholders’ preferential subscription right, in favor of persons committed to subscribing for the Second Lien Notes, in accordance with the private placement agreement dated June 26, 2017, such persons forming a category of persons meeting specified characteristics;

•

Delegation of authority to the Board of Directors to issue and grant free warrants, with removal of the shareholders’ preferential subscription right, in favor of Alden Global Opportunities Fund L.P., Alden Global Value Recovery Fund LP, Randall D Smith Roth IRA, Trinity Investments Designated Activity Company, Lex Financial Investments (Luxembourg) S.à r.l., BG Long Term Value, BG Select Investments (Ireland) Limited, Lux Holdings 2017 S.à r.l., and TP Lux Holdco S.à r.l.;

•

Delegation of authority to the Board of Directors to issue and grant free warrants, with removal of the shareholders’ preferential subscription right, in favor of persons backstopping the subscription of the new notes secured with second-ranking security interests, such persons forming a category of persons meeting specified characteristics;

•

Delegation of authority to the Board of Directors to increase the share capital by issue of shares or securities giving access to the share capital of the Company, with removal of the shareholders’ preferential subscription right, to members of a Company Savings Plan;

•	Overall ceiling for the authorizations of issue;

•	Amendment of article 8 of the articles of association, relating to the employee representatives on the Board of Directors and technical modifications;

•	Amendment of article 4 of the articles of association, relating to the transfer of the registered office;

•	Powers;

Falling under the authority of an ordinary general meeting

•	Appointment of Mrs. Anne-France Laclide-Drouin as a new Director.

II. Proposed resolutions to the combined general meeting

Following the amendments to the agenda and text of the resolutions made by the Board of Directors of the Company, the Board of Directors of the Company amended and supplemented the text of the draft resolutions submitted to the general meeting, which is now as follows:

Falling under the authority of an ordinary general meeting

First resolution – Unchanged resolution

(Approval of the statutory accounts of the Company for fiscal year 2016)

Upon the presentation of the management report of the Board of Directors and the reports of the Statutory auditors, voting under the conditions of quorum and majority required for ordinary general meetings, the shareholders hereby approve the financial statements for fiscal year 2016 as they have been presented in the said reports and which show a net loss of €(841,019,498.01), as well as all transactions recorded in such financial statements and summarized in such reports.

Second resolution – Unchanged resolution

(Allocation of earnings)

Voting under the conditions of quorum and majority required for ordinary general meetings, the shareholders approve the proposal of the Board of Directors and decide to allocate the net loss of €(841,019,498.01) for 2016 to the Carry forward account, which will amount to €(234,725,167.33) after such allocation.

Pursuant to the provisions of article 243 bis of the French Code Général des Impôts, the general meeting acknowledges that no dividends were distributed over the last three financial years.

Third resolution – Unchanged resolution

(Approval of the consolidated financial statements for fiscal year 2016)

Upon the presentation of the management report of the Board of Directors and the reports of the Statutory auditors, voting under the conditions of quorum and majority required for ordinary general meetings, the shareholders approve the consolidated financial statements for 2016 as they have been presented in such reports and which show a net loss of US$(576.6) million as well as all transactions recorded in such financial statements and summarized in such reports.

Fourth resolution – Unchanged resolution

(Renewal of the term of Mr. Loren Carroll as Director)

Voting under the conditions of quorum and majority required for ordinary general meetings, the shareholders approve the renewal of the term of office as Director of Mr. Loren Carroll. Such term of office which would expire at the end of this general meeting is renewed for a four-year period and will expire at the end of the general meeting to be held to approve the financial statements of the fiscal year ending December 31, 2020.

Prior to his renewal, Mr. Loren Carroll has stated that he agrees to the principle of such renewal and that he is not subject to any incompatibility or prohibition that would prevent him performing such office.

Fifth resolution – Unchanged resolution

(Renewal of the term of Mr. Michael Daly as Director)

Voting under the conditions of quorum and majority required for ordinary general meetings, the shareholders approve the renewal of the term of office as Director of Mr. Michael Daly. Such term of office which would expire at the end of this general meeting is renewed for a four-year period and will expire at the end of the general meeting to be held to approve the financial statements of the fiscal year ending December 31, 2020.

Prior to his renewal, Mr. Michael Daly has stated that he agrees to the principle of such renewal and that he is not subject to any incompatibility or prohibition that would prevent him performing such office.

Sixth resolution – Unchanged resolution

(Allocation of Directors’ fees for fiscal year 2017)

Voting under the conditions of quorum and majority required for ordinary general meetings, the shareholders set the aggregate Directors’ fees to be allocated to the Directors of the Company for fiscal year 2017 at €680,000.

Seventh resolution – Unchanged resolution

(Approval of the related-party agreements in relation with the compensation of the Senior Executive Officers (“mandataires sociaux”), falling within the scope of section L. 225-38 of the French Commercial Code)

Upon presentation of the special report of the Statutory auditors on the agreements falling within the scope of article L. 225-38 of the French Commercial Code, voting under the conditions of quorum and majority required for ordinary general meetings, the shareholders acknowledge the content of this report and approve the agreements relating to the executive officers’ (mandataires sociaux) compensation referred to therein.

Eighth resolution – Unchanged resolution

(Approval of the other related-party agreements falling within the scope of section L. 225-38 of the French Commercial Code)

Upon presentation of the special report of the Statutory auditors on the agreements falling within the scope of article L. 225-38 of the French Commercial Code, voting under the conditions of quorum and majority required for ordinary general meetings, the shareholders acknowledge the content of this report and approve the other agreements referred to therein.

Ninth resolution – Unchanged resolution

(Approval of the related-party agreement falling within the scope of section L. 225-42-1 of the French Commercial Code, between the Company and Mr. Jean-Georges Malcor related to the contractual termination indemnity of Mr. Jean-Georges Malcor, Chief Executive Officer (Directeur général))

Having heard the special report of the Statutory auditors on the agreements falling within the scope of article L. 225-38 of the French Commercial Code, the general meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings and pursuant to articles L. 225-38 and L. 225-42-1 of the French Commercial Code, approves the agreement concluded between the Company and Mr. Jean-Georges Malcor, Chief Executive Officer of the Company, referred to in the above mentioned report, and relating to the special termination indemnity to be paid to Mr. Jean-Georges Malcor in case of termination of his term of office.

Mr. Jean-Georges Malcor is entitled to receive the special termination indemnity in case of dismissal, non-renewal of his term of office or in any other event of a forced departure linked to a change of control resulting in a substantial change in situation or a change of strategy.

Such indemnity shall be equal to the difference between:

(i)

a gross amount of 200% of the gross fixed compensation paid by the Company to Mr. Jean-Georges Malcor during the 12-month period preceding his departure date, to which is added the annual average of the variable compensation paid by the Company to Mr. Jean-Georges Malcor over the 36-month period preceding his departure date, (hereinafter the “Reference Annual Compensation”), and

(ii)	any sum to which Mr. Jean-Georges Malcor may be entitled as a result of his departure from the Group, including any sums to be paid further to the application of his non-competition commitment.

The indemnity global amount shall not exceed 200% of the Reference Annual Compensation.

The payment of the special termination indemnity will depend on the level of the average rate of the objectives relating to the variable compensation of Mr. Jean-Georges Malcor calculated over the three financial years preceding his departure date as follows:

•	If such average rate is below 40%, no special severance payment will be paid;

•	If such average rate is higher than 40%, the special severance payment will be due in full.

Tenth resolution – Unchanged resolution

(Approval, pursuant to section L. 225-42-1 of the French Commercial Code, of the renewal of the contractual termination indemnity of Mr. Jean-Georges Malcor, Chief Executive Officer (Directeur général))

Having heard the special report of the Statutory auditors on the agreements falling within the scope of article L. 225-38 of the French Commercial Code, the general meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings and pursuant to articles L. 225-38 and L. 225-42-1 of the French Commercial Code, approves the renewal of the agreement concluded between the Company and Mr. Jean-Georges Malcor, Chief Executive Officer of the Company, referred to in the above mentioned report, and relating to the special termination indemnity to be paid to Mr. Jean-Georges Malcor in case of termination of his term of office.

Eleventh resolution – Unchanged resolution

(Approval, pursuant to section L. 225-42-1 of the French Commercial Code, of the pension obligations with performance conditions of Mr. Jean-Georges Malcor, Chief Executive Officer (Directeur général))

Having heard the special report of the Statutory auditors on the agreements falling within the scope of article L. 225-38 of the French Commercial Code, the general meeting, deciding under the quorum and majority requirements for ordinary shareholders’ meetings and pursuant to articles L. 225-38 and L. 225-42-1 of the French Commercial Code, approves the agreement concluded between the Company and Mr. Jean-Georges Malcor, Chief Executive Officer of the Company, referred to in the above mentioned report, and relating to the pension obligations with performance conditions applicable as from the renewal of the mandate of Mr. Jean-Georges Malcor.

Twelfth resolution – Unchanged resolution

(Approval of the principles and criteria applied in the determination, repartition and allocation of fixed, variable and exception items of the total compensation and benefits of all kinds attributable to the Chairman of the Board of Directors as a result of his term of office)

Voting under the conditions of quorum and of majority required for ordinary general meetings, in accordance with article L. 225-37-2 of the French Commercial Code, the shareholders approve the principles and the criteria of determination, distribution and allocation of the fixed, variable and exceptional components of the global compensation structure and of all benefits of any kind granted to the Chairman of the Board of Directors, as described in the report attached to the Report provided for by sections L. 225-100 and L. 225-102 of the French Commercial Code and presented in the Report of the Board of Directors on the draft resolutions.

Thirteenth resolution – Unchanged resolution

(Approval of the principles and criteria applied in the determination, repartition and allocation of fixed, variable and exception items of the total compensation and benefits of all kinds attributable to the Chief Executive Officer (Directeur général) as a result of his term of office)

Voting under the conditions of quorum and of majority required for ordinary general meetings, in accordance with article L. 225-37-2 of the French Commercial Code, the shareholders approve the principles and the criteria of determination, distribution and allocation of the fixed, variable and exceptional components of the global compensation structure and of all benefits of any kind granted to the Chief Executive Officer, as described in the report attached to the Report provided for by sections L. 225-100 and L. 225-102 of the French Commercial Code and presented in the Report of the Board of Directors on the draft resolutions.

Fourteenth resolution – Unchanged resolution

(Advisory vote on the elements of compensation due or granted for the 2016 financial year to Mr. Remi Dorval, Chairman of the Board of Directors)

Voting under the conditions of quorum and majority required for ordinary general meetings, in accordance with paragraph 26.2 of the AFEP-MEDEF code, the shareholders give a favorable opinion on the elements of compensation due or granted for the 2016 financial year to Mr. Remi Dorval, Chairman of the Board of Directors, as described in the report of the Board of Directors on the draft resolutions.

Fifteenth resolution – Unchanged resolution

(Advisory vote on the elements of compensation due or granted for the 2016 financial year to Mr. Jean-Georges Malcor, Chief Executive Officer (Directeur général))

Voting under the conditions of quorum and majority required for ordinary general meetings, in accordance with paragraph 26.2 of the AFEP-MEDEF code, the shareholders give a favorable opinion on the elements of compensation due or granted for the 2016 financial year to Mr. Jean-Georges Malcor, Chief Executive Officer, as described in the report of the Board of Directors on the draft resolutions.

Sixteenth resolution – Unchanged resolution

(Advisory vote on the elements of compensation due or granted for the 2016 financial year to Messrs. Stéphane-Paul Frydman and Pascal Rouiller, and Ms. Sophie Zurquiyah, Corporate Officers (Directeurs Généraux Délégués))

Voting under the conditions of quorum and majority required for ordinary general meetings, in accordance with paragraph 24.3 of the AFEP-MEDEF code, the shareholders give a favorable opinion on the elements of compensation due or granted for the 2016 financial year to Messrs. Stéphane-Paul Frydman and Pascal Rouiller, and Ms. Sophie Zurquiyah, Corporate Officers (Directeurs Généraux Délégués) in the course of 2016, as described in the report of the Board of Directors on the draft resolutions.

Falling under the authority of an extraordinary general meeting

Seventeenth resolution – Unchanged resolution

(Anticipated termination of the delegations of authority to the Board of Directors by the combined general meeting dated May 27, 2016 pursuant to its fourteenth and fifteenth resolutions)

The general meeting, deciding under the quorum and majority requirements for extraordinary general meetings, having reviewed the report of the Board of Directors, subject to the approval of the eighteenth to twenty-fifth and twenty-seventh resolutions, resolves to terminate with anticipation, effective today, the delegations of authority granted to the Board of Directors by the combined general meeting dated May 27, 2016 pursuant to its fourteenth and fifteenth resolutions relating to, respectively, the share capital increase with removal of the shareholders’ preferential subscription right via an offer to the public and the share capital increase with removal of the shareholders’ preferential subscription right via a private placement.

Eighteenth resolution – Unchanged resolution

(Share capital reduction not resulting from losses through diminution of the share par value)

The general meeting, deciding under the quorum and majority requirements for extraordinary general meetings, having reviewed the report of the Board of Directors and the special report of the statutory auditors, pursuant to articles L. 225-204 et seq. of the French Commercial Code, subject to the approval of the nineteenth to twenty-fifth and twenty-seventh resolutions,

•

resolves to reduce the Company’s share capital by a total amount of 17,485,187.71 euros, by reducing the nominal value of each share which shall be reduced from 0.80 euro (its current value) to 0.01 euro;

•

resolves that in the event of the issuance of new shares with a par value of 0.80 euro by way of a share capital increase before the final completion of the share capital reduction referred to in the present resolution, the total amount of the aforementioned share capital reduction will be increased by an amount equal to 0.79 euro multiplied by the number of new shares issued;

•

resolves that the amount of 17,485,187.71 euros (increased, as the case may be, as indicated in the paragraph above), corresponding to the share capital reduction, will be allocated in full to a special reserve account entitled “Special reserve resulting from the share capital reduction voted on October 31, 2017” and that the funds in said special reserve account shall remain unavailable and shall not be used other than for the purpose of setting off losses incurred by the Company;

•

resolves that the completion of the share capital reduction shall be subject to the absence of objection from the Company’s creditors within 20 calendar days of the filing of the minutes of this shareholders’ meeting or, in the event of such objection, to the unconditional rejection by the competent court of the objections, or on their withdrawal pursuant to the repayment of the debts or the provision of adequate guarantees by the Company, as provided for in articles L. 225-205 and R. 225-152 of the French Commercial Code;

•

notes that, as a result of the share capital reduction contemplated in this resolution, the share capital shall be reduced from 17,706,519.20 euros (its current amount) to 221,331.49 euros, divided into 22,133,149 shares with a nominal value of one euro cent (€0.01) each (it being specified that these amounts will be adjusted in order to take into account any modification of the share capital which would occur before the final completion of the share capital reduction contemplated in the present resolution);

•

resolves, subject to the final completion of the share capital reduction, to amend article 6 “Registered Capital” of the Company’s articles of association as follows (it being specified that these amounts will be adjusted in order to take into account any modification of the share capital which would occur before the final completion of the share capital reduction contemplated in the present resolution):

“Article 6

Registered Capital

1.	The registered capital amounts to €221,331.49 divided into 22,133,149 shares of €0.01 each.”

The rest of the article shall remain unchanged.

•

Acknowledges that the share capital reduction contemplated in this resolution shall not give rise to an adjustment of the rights of beneficiaries of stock-options or allocations of free shares, nor holders of securities giving access to shares of the Company;

•

gives full powers to the Board of Directors, with the authority to sub-delegate, to (i) record that the above-mentioned conditions precedent have been satisfied, and, inter alia, accomplish whatever it deems necessary and appropriate to resolve any objections that may be raised to the aforementioned proposed share capital reduction, (ii) record the completion of the aforementioned share capital reduction and amend the Company’s articles of association accordingly, and (iii) more generally, accomplish all required formalities.

Nineteenth resolution – Unchanged resolution

(Delegation of authority to the Board of Directors to issue and grant free warrants to the shareholders)

The general meeting, deciding under the quorum and majority requirements for extraordinary general meetings, having reviewed the report of the Board of Directors, the report of the independent expert and the special report of the statutory auditors, pursuant to, inter alia, articles L. 225-129 to L. 225-129-6 and L. 228-91 et seq. of the French Commercial Code, subject to the approval of the eighteenth, twentieth to twenty-fifth and twenty-seventh resolutions,

•

delegates to the Board of Directors, with the authority to sub-delegate within conditions provided for by applicable law, for a period of 18 months from the date of this shareholders’ meeting, its authority to decide and carry out the issue in favor of the shareholders of the Company of warrants (the “Warrants #1”), on one or several occasions, in France and abroad, in proportion and time period determined by the Board;

•	resolves that the Warrants #1 will be freely granted on the basis of one (1) Warrant #1 for one (1) old share, subject to the total number of Warrants #1 under no circumstances exceeding 24,375,000;

•

resolves that the Warrants #1 will be freely granted to all shareholders who provide evidence that their shares are recorded in an account on the record date to benefit from the detachment of the shares’ preferential subscription right in the context of the share capital increase with preferential subscription right contemplated in the twentieth resolution;

•

resolves that three (3) Warrants #1 shall give right to subscribe for four (4) new shares, at a price of 3.12 euros per new share, i.e., considering the share capital reduction contemplated in the eighteenth resolution, a nominal value of 0.01 euro and a share premium of 3.11 euros per new share (without prejudice to such subsequent adjustments as may be required by law and regulations and, where applicable, the contractual provisions of Warrants #1). The subscription price of the new Company shares for which Warrants #1 are exercised shall be paid in cash, the shareholders being responsible for resolving any matters of fractional shares;

•

resolves that the total nominal amount of the share capital increase (excluding the share premium) resulting from the exercise of the Warrants #1 issued pursuant to this resolution shall not exceed 325,000 euros (from the issuance of up to 32,500,000 new shares of the Company). This ceiling shall be raised, if necessary, by the nominal value of shares that must be issued to protect the rights of the holders of Warrants #1 (pursuant to the law and regulations and, where applicable, the contractual provisions of Warrants #1) and the number of new shares shall be increased accordingly; it is specified that the rights of holders of Warrants #1 shall not be adjusted because of the completion of the transactions contemplated in the eighteenth and twentieth to twenty-sixth resolutions;

•	resolves that the Warrants #1 granted to the Company corresponding to its treasury shares shall be immediately cancelled;

•

resolves that the Warrants #1 may be exercised at any time during a period of four (4) years from the date on which all conditions relating to the effectiveness of the implementation of the restructuring plan under Chapter 11 of the Federal Bankruptcy Code and the safeguard or reorganization plan (if any) have been satisfied or waived, including the completion of all steps required to complete the restructuring, in particular all issuances of debt instruments and other securities provided for therein, regardless of whether or not the time-limit for claims has expired, as such date will be recognized by the Board of Directors or by the Chief Executive Officer, upon delegation from the Board of Directors (the “Restructuring Effective Date”), any Warrants #1 which are not exercised within that period shall lapse and lose all of their value and attached rights;

•	resolves that the shares issued as a result of the exercise of Warrants #1 shall be fully paid up in cash upon subscription;

•

acknowledges, in accordance with article L. 225-132 paragraph 6 of the French Commercial Code, that the decision to issue the Warrants #1 includes as of right the waiver by the shareholders of their preferential subscription rights to subscribe to shares to which the said Warrants #1 will give immediate or deferred access;

•

resolves that the shares issued as a result of the exercise of Warrants #1 shall immediately qualify for dividends and shall be fully fungible with existing shares and subject to all of the provisions of the articles of association and decisions of the shareholders’ meeting from their issuance date;

•	resolves that the Warrants #1 shall be freely tradeable and shall be listed on the regulated market of Euronext in Paris (“Euronext Paris”);

•

resolves that, in the event of a share capital increase, acquisition, merger, spinoff or issuance of new shares or securities giving access to the share capital of the Company, or of other financial transactions entailing a preferential subscription right or reserving a priority subscription in favor of the Company’s shareholders, the Company shall have the right to suspend the exercise of Warrants #1 for a period not to exceed three months, or of such other length as may be determined by applicable regulations;

•

gives full powers to the Board of Directors, with the authority to sub-delegate in accordance with applicable law and the terms of this resolution, to implement this delegation, including for the purpose of:

•	determining that the aforementioned conditions precedent have been satisfied;

•	determining the total number of Warrants #1 to be issued;

•

determining all terms and conditions of issuance of the Warrants #1 as well as the terms and conditions of the Warrants #1 (including the conditions on which the Company may buy back Warrants #1 or trade them in the market or otherwise, as well as those applicable to the adjustment of the Warrants #1 in the event of transactions affecting the Company’s share capital);

•	deciding and carrying out the issuance and grant of the Warrants #1 (including setting the date of grant of the Warrants #1) and, where applicable, deferring this decision;

•	completing the registration and filing formalities required by the completion of the issuance of the Warrants #1;

•	arranging for the Warrants #1 to be admitted to trading on the regulated market of Euronext Paris;

•

arranging for the new shares resulting from the exercise of said Warrants #1 to be admitted to trading on the regulated market of Euronext Paris, as well as on the New York Stock Exchange (as American Depositary Shares);

•

doing all that is necessary to complete the share capital increases resulting from the exercise of said Warrants #1 (including receiving payment for the subscription of new Company shares resulting from the exercise of Warrants #1);

•

recording the share capital increases resulting from the exercise of Warrants #1 and, if deemed advisable, charging the expenses related to the share capital increases to the amount of share premiums pertaining to these share capital increases and to deduct from this amount the sums required to raise the legal capital reserve;

•	amending the Company’s articles of association accordingly;

•

making all adjustments needed to reflect the impact of transactions affecting the Company’s share capital, determining, where applicable, how to provide for the protection of the rights of holders of securities or other instruments giving or which may be giving access to the Company’s share capital;

•	making all required adjustments, in accordance with applicable law and regulations and, where applicable, the contractual provisions of the Warrants #1 providing for other adjustment cases;

•

doing all that is necessary or useful to complete the issue contemplated by this resolution, the listing and servicing of the securities issued pursuant to this resolution as well as the exercise of the rights attached thereto; and

•	completing all related formalities.

This resolution shall be implemented only after, and subject to, the prior completion of the share capital reduction contemplated in the eighteenth resolution. The ceilings on the share capital increase set in this resolution have been determined after taking into account the effect of the aforementioned share capital reduction and are independent of the ceilings considered in the other resolutions submitted to this shareholders’ meeting, it being specified that the ceilings on share capital increase provided for in this resolution shall be charged against the overall ceiling for the authorizations of issue of the twenty-seventh resolution.

Twentieth resolution – Unchanged resolution

(Delegation of authority to the Board of Directors to increase the share capital through the issuance of shares with warrants attached with shareholders’ preferential subscription right)

The general meeting, deciding under the quorum and majority requirements for extraordinary general meetings, having reviewed the report of the Board of Directors, the report of the independent expert and the special report of the statutory auditors, pursuant to, inter alia, articles L. 225-129 et seq. and L. 228-91 et seq. of the French Commercial Code, in particular article L. 225-129-2, subject to the approval of the eighteenth, nineteenth, twenty-first to twenty-fifth and twenty-seventh resolutions, having noted that the share capital has been fully paid up,

•

delegates to the Board of Directors, with the authority to sub-delegate within conditions provided for by applicable law, for a period of 18 months from the date of this shareholders’ meeting, its authority to issue Company’s shares with warrants attached (the “ABSA”), with shareholders’ preferential subscription right, on one or several occasions, in France and abroad, in proportion and time period determined by the Board;

•

resolves that the subscription price of the ABSA issued pursuant to this resolution shall be equal to 1.56 euros per ABSA, i.e. a nominal value of 0.01 euro and a share premium of 1.55 euro per new share, considering the share capital reduction contemplated in the eighteenth resolution;

•

resolves that the total nominal amount of the share capital increase (excluding the share premium) resulting from this resolution shall not exceed 720,000 euros, exclusive of share capital increases resulting from the exercise of the warrants attached to the shares (the “Warrants #2”), for a maximum issue of 72,000,000 ABSA;

•

resolves that each new share shall have one (1) Warrant #2 attached to it, and that three (3) Warrants #2 shall give right to subscribe for two (2) new shares, at a price of 4.02 euros per new share, i.e., considering the share capital reduction contemplated in the eighteenth resolution, a nominal value of 0.01 euro and a share premium of 4.01 euros per share (without prejudice to any subsequent adjustments as may be required by law and regulations and, where applicable, the contractual provisions of Warrants #2), the shareholders being responsible for resolving any matters of fractional shares, namely an additional share capital increase (excluding the share premium) of up to 480,000 euros in nominal value, by the issuance of up to 48,000,000 new shares; this ceiling shall be raised, if necessary, by the nominal value of shares that must be issued to protect the rights of holders of securities giving access to the Company’s share capital pursuant to the law and regulations and, where applicable, the contractual provisions, the maximum number of new shares shall be increased accordingly; it is specified that the rights of holders of Warrants #2 shall not be adjusted because of the completion of the transactions contemplated in eighteenth, nineteenth and twenty-first to twenty-sixth resolutions;

•

resolves that (i) subscribed ABSA shall be fully and exclusively paid up in cash (except for, where applicable, the subscription by Senior Noteholders (as this term is defined in the twenty-second resolution) as part of their commitment to backstop the share capital increase contemplated in this resolution, which may be paid up by set-off of claims, i.e. claims against the Company that are certain, of a fixed amount and due, relating to the Senior Notes), and (ii) that the ABSA shall be fully paid up upon subscription;

•

resolves that the shareholders shall have a preferential subscription right to subscribe for the ABSA on a irreducible basis as well as a subscription right to subscribe for the issued ABSA, on a reducible basis, exercisable proportionally to their rights and within the limits of their request;

•

resolves that, if the irreducible rights to subscribe and the reducible rights to subscribe, do not cover the whole of the issue, the Board of Directors may , in the order it determines, the following options or some of them : (i) to limit the issue to the amount of subscriptions received provided that it reaches at least three-quarters of the issue, and/or (ii) to freely allocate some or all of the unsubscribed shares, it being specified that it will not be authorized to offer to the public the unsubscribed shares;

•

resolves that the Warrants #2, which will immediately be detached after they are issued, may be exercised at any time over a period of five (5) years from the Restructuring Effective Date (as this term is defined in the nineteenth resolution); any Warrants #2 that are not exercised during that period would lapse and lose all of their value and attached rights;

•	resolves that the shares issued as a result of the exercise of Warrants #2 shall be fully paid up in cash upon subscription;

•

acknowledges, in accordance with article L. 225-132 of the French Commercial Code, that the decision to issue ABSA includes as of right the waiver by the shareholders of their preferential subscription rights to subscribe to shares to which the issued Warrants #2 will give immediate or deferred access;

•

resolves that the shares issued pursuant to this resolution and those issued as a result of the exercise of Warrants #2 shall immediately qualify for dividends and shall be fully fungible with existing shares and subject to all of the provisions of the articles of association and decisions of the shareholders’ meeting from their issuance date;

•

resolves that the settlement and delivery of the issue, realized pursuant to the present resolution, shall occur on the same day as the settlement and delivery of the issuances decided pursuant to the other resolutions approved by the present general meeting, subject to the prior realization of all the conditions precedent relating to the settlement and delivery of the issuances;

•	resolves that the Warrants #2 shall be freely tradeable and shall be listed on the regulated market of Euronext Paris;

•

resolves that, in the event of a share capital increase, acquisition, merger, spinoff or issuance of new shares or securities giving access to the share capital of the Company, or of other financial transactions entailing a preferential subscription right or reserving a priority subscription in favor of the Company’s shareholders, the Company shall have the right to suspend the exercise of Warrants #2 for a period not to exceed three months, or of such other length as may be determined by applicable regulations;

•

gives full powers to the Board of Directors, with the authority to sub-delegate in accordance with applicable law and the terms of this resolution, to implement this delegation, including for the purpose of:

•	determining that the aforementioned conditions precedent have been satisfied;

•	deciding the issue of ABSA and, where applicable, deferring this decision;

•	determining, within the limits set forth above, the final amount of the share capital increase along with the maximum number of shares to be issued;

•	determining all terms and conditions of issuance of the ABSA as well as the terms and conditions of the ABSA;

•

determining the terms and conditions of the Warrants #2 (including the conditions on which the Company may buy back Warrants #2 or trade them in the market or otherwise, as well as those applicable to the adjustment of the Warrants #2 in the event of transactions affecting the Company’s share capital);

•	determining the opening and closing dates of the subscription period;

•	closing, in advance if necessary, the subscription period or extending it;

•	determining the number of preferential subscription rights which shall be allocated to the Company’s shareholders based on the number of existing Company’s shares recorded on their share account;

•	where applicable, preparing a statement of claims in accordance with article R. 225-134 of the French Commercial Code;

•

where applicable, obtaining from the statutory auditors a report certifying the accuracy of the statement of claims prepared by the Board of Directors, in accordance with article R. 225-134 of the French Commercial Code;

•

receiving the subscriptions to the ABSA, exclusively in cash (except for, where applicable, the subscriptions resulting from the backstop commitment of the Senior Note Holders, which may be paid up by set-off of claims they hold against the Company, that are certain, of a fixed amount and due);

•

making all adjustments needed to reflect the impact of transactions affecting the Company’s share capital, determining, where applicable, how to provide for the protection of the rights of holders of securities or other instruments giving or which may be giving access to the Company’s share capital;

•	resolving that the new shares shall immediately qualify for dividends and shall be fully fungible with existing shares as soon as they are issued;

•	recording that all shares issued have been fully paid up and, accordingly, that the resulting share capital increase has been completed;

•

completing the registration and filing formalities required by the completion of the share capital increase resulting from the issuance of new shares and amending the Company’s articles of association accordingly;

•	entering into any agreement required to complete the share capital increase contemplated in this resolution;

•

where applicable, charging the cost, expenses and fees related to the share capital increases to the amount of share premiums pertaining to these share capital increases and to deduct from this amount the sums required to raise the legal capital reserve;

•	arranging for the preferential subscription rights and the new shares resulting from the exercise of these rights to be admitted to trading;

•	doing all that is necessary to complete the share capital increase contemplated in this resolution;

•	arranging for the Warrants #2 to be admitted to trading on the regulated market of Euronext Paris;

•

arranging for the new shares resulting from the exercise of said Warrants #2 to be admitted to trading on the regulated market of Euronext Paris, as well as on the New York Stock Exchange (as American Depositary Shares);

•

doing all that is necessary to complete the share capital increases resulting from the exercise of said Warrants #2 (including receiving payment for the subscription of the new Company shares resulting from the exercise of Warrants #2);

•	amending the Company’s articles of association accordingly;

•	making all required adjustments, in accordance with the law and regulations and, where applicable, the contractual provisions of the Warrants #2 providing for other adjustment cases;

•

doing all that is necessary or useful to complete the share capital increase contemplated in this resolution, the listing and servicing of the securities issued pursuant to this resolution as well as the exercise of the rights attached thereto; and

•	completing all related formalities.

This resolution shall be implemented only after, and subject to, the prior completion of the share capital reduction contemplated in the eighteenth resolution. The ceilings on the share capital increase set in this resolution have been determined after taking into account the effect of the aforementioned share capital reduction and are independent of the ceilings considered in the other resolutions submitted to this shareholders’ meeting, it being specified that the ceilings on share capital increase provided for in this resolution shall be charged against the overall ceiling for the authorizations of issue of the twenty-seventh resolution.

Twenty-first resolution – Unchanged resolution

(Delegation of authority to the Board of Directors to increase the share capital by issuing new shares, with removal of the shareholders’ preferential subscription right, in favor of holders of “OCEANE”, such holders forming a category of persons meeting specified characteristics)

The general meeting, deciding under the quorum and majority requirements for extraordinary general meetings, having reviewed the report of the Board of Directors, the report of the independent expert and the special report of the statutory auditors, pursuant to, inter alia, articles L. 225-129 to L. 225-129-6, L. 225-135 and L. 225-138 of the French Commercial Code, subject to the approval of the eighteenth to twentieth, twenty-second to twenty-fifth and twenty-seventh resolutions having noted that the share capital has been fully paid up,

•

delegates to the Board of Directors, with the authority to sub-delegate within conditions provided for by applicable law, for a period of 18 months from the date of this shareholders’ meeting, its authority to issue Company’s shares, on one or several occasions, in France and abroad, in proportion and time period determined by the Board, with removal of the shareholders’ preferential subscription right;

•

resolves that the subscription price of the shares issued pursuant to this resolution shall be equal to 10.26 euros per new share, i.e. a nominal value of 0.01 euro and a share premium of 10.25 euros per new share, considering the share capital reduction contemplated in the eighteenth resolution;

•

resolves that the total nominal amount of the share capital increase (excluding the share premium) resulting from this resolution shall not exceed 375,244 euros, corresponding to a maximum issue of 37,524,400 new shares;

•

resolves that the subscribed new shares shall be paid up by set-off of claims against the Company that are certain, of a fixed amount and due and that the new shares shall be fully paid up upon subscription;

•

resolves to waive the shareholders’ preferential subscription right to subscribe for the new shares and to reserve the subscription of the new shares issued pursuant to this resolution to the following creditors:

•	the holders of bonds convertible and/or exchangeable into new or existing shares, bearing interest at the rate of 1.75% and maturing on January 1, 2020, issued by the Company on June 26, 2015; and

•	the holders of bonds convertible and/or exchangeable into new or existing shares, bearing interest at the rate of 1.25% and maturing on January 1, 2019, issued by the Company on November 20, 2012;

(the “Convertible Bond Holders”);

it being specified that (i) the Convertible Bond Holders constitute a category of persons meeting specified characteristics within the meaning of article L. 225-138 of the French Commercial Code and (ii) each will release their subscription using a portion of claims they hold against the Company that are certain, of a fixed amount and due;

•

resolves that the newly issued shares shall immediately qualify for dividends and shall be fully fungible with existing shares and subject to all of the provisions of the articles of association and decisions of the shareholders’ meeting from their issuance date;

•

gives full powers to the Board of Directors, with the authority to sub-delegate in accordance with applicable law and the terms of this resolution, to implement this delegation, including for the purpose of:

•	determining that the aforementioned conditions precedent have been satisfied;

•	deciding to issue new shares and, where applicable, deferring such decision;

•	determining, within the limits set forth above, the final amount of the share capital increase contemplated by this resolution, along with the maximum number of shares to be issued;

•	determining all terms and conditions of issuance of the news shares as well as their terms and conditions;

•

establishing the list of beneficiaries within the categories set forth above and the final number of shares to be subscribed for by each of them within the limit of the maximum number of shares to be issued set forth above;

•	preparing a statement of claims in accordance with article R. 225-134 of the French Commercial Code;

•

obtaining from the statutory auditors a report certifying the accuracy of the statement of claims prepared by the Board of Directors, in accordance with article R. 225-134 of the French Commercial Code;

•	receiving the subscriptions to the new shares from the final beneficiaries and record the set-off of these subscriptions with claims against the Company that are certain, of a fixed amount and due;

•	recording that all shares issued have been fully paid up and, accordingly, that the resulting share capital increase has been completed;

•

completing the registration and filing formalities required by the completion of the share capital increase resulting from the issuance of new shares and amending the Company’s articles of association accordingly;

•	entering into any agreement required to complete the share capital increase contemplated by this resolution;

•

where applicable, charging the cost, expenses and fees related to the share capital increases to the amount of share premiums pertaining to these share capital increases and to deduct from this amount the sums required to raise the legal capital reserve;

•	arranging for the issued shares to be admitted to trading;

•	doing all that is necessary or useful to complete the share capital increase contemplated by this resolution, and the listing and servicing of the securities issued pursuant to this resolution; and

•	completing all related formalities.

This resolution shall be implemented only after, and subject to, the prior completion of the share capital reduction contemplated in the eighteenth resolution. The ceilings on the share capital increase set in this resolution have been determined after taking into account the effect of the aforementioned share capital reduction and are independent of the ceilings considered in the other resolutions submitted to this shareholders’ meeting, it being specified that the ceilings on share capital increase provided for in this resolution shall be charged against the overall ceiling for the authorizations of issue of the twenty-seventh resolution.

Twenty-second resolution – Unchanged resolution

(Delegation of authority to the Board of Directors to issue new shares, with removal of the shareholders’ preferential subscription right, in favor of holders of senior notes, such holders forming a category of persons meeting specified characteristics)

The general meeting, deciding under the quorum and majority requirements for extraordinary general meetings, having reviewed the report of the Board of Directors, the report of the independent expert and the special report of the statutory auditors, pursuant to, inter alia, articles L. 225-129 to L. 225-129-6, L. 225-135 and L. 225-138 of the French Commercial Code, subject to the approval of the eighteenth to twenty-first, twenty-third to twenty-fifth and twenty-seventh resolutions having noted that the share capital has been fully paid up,

•

delegates to the Board of Directors, with the authority to sub-delegate within conditions provided for by applicable law, for a period of 18 months from the date of this shareholders’ meeting, its authority to issue Company’s shares, on one or several occasions, in France and abroad, in proportion and time period determined by the Board, with removal of the shareholders’ preferential subscription right;

•

resolves that the subscription price of the shares issued pursuant to this resolution shall be 3.12 euros per new share, i.e. a nominal value of 0.01 euro and a share premium of 3.11 euros per new share, considering the share capital reduction contemplated in the eighteenth resolution;

•

resolves that the total nominal amount of the share capital increase (excluding the share premium) to be completed pursuant to this resolution shall not exceed 4,967,949 euros, corresponding to a maximum issue of 496,794,900 new shares;

•

resolves that the subscribed new shares shall be paid up by set-off of claims against the Company that are certain, of a fixed amount and due and that the new shares shall be fully paid up upon subscription;

•

resolves to waive the shareholders’ preferential subscription right to subscribe for the new shares and to reserve the subscription of the new shares issued pursuant to this resolution to the following creditors:

•	the holders of high-yield notes bearing interest at 5.875% and maturing in 2020, issued by the Company on April 23, 2014;

•	the holders of high-yield notes bearing interest at 6.5% and maturing in 2021, issued by the Company on May 31, 2011, January 20, 2017, and March 13, 2017; and

•	the holders of high-yield notes bearing interest at 6.875% and maturing in 2022, issued by the Company on May 1, 2014;

(the “Senior Noteholders”)

it being specified that (i) the Senior Noteholders constitute a category of persons meeting specified characteristics within the meaning of article L. 225-138 of the French Commercial Code and (ii) each will release their subscription using a portion of claims they hold against the Company that are certain, of a fixed amount and due;

•

resolves that the newly issued shares shall immediately qualify for dividends and shall be fully fungible with existing shares and subject to all of the provisions of the articles of association and decisions of the shareholders’ meeting from their issuance date;

•

gives full powers to the Board of Directors, with the authority to sub-delegate in accordance with applicable law and the terms of this resolution, to implement this delegation, including for the purpose of:

•	determining that the aforementioned conditions precedent have been satisfied;

•	deciding to issue new shares and, where applicable, deferring such decision;

•	determining, within the limits set forth above, the final amount of the share capital increase contemplated by this resolution, along with the maximum number of shares to be issued;

•	determining all terms and conditions of issuance of the news shares as well as their terms and conditions;

•

establishing the list of beneficiaries within the categories set forth above and the final number of shares to be subscribed for by each of them within the limit of the maximum number of shares to be issued set forth above;

•	preparing a statement of claims in accordance with article R. 225-134 of the French Commercial Code;

•

obtaining from the statutory auditors a report certifying the accuracy of the statement of claims prepared by the Board of Directors, in accordance with article R. 225-134 of the French Commercial Code;

•	receiving the subscriptions to the new shares from the final beneficiaries and record the set-off of these subscriptions with claims against the Company that are certain, of a fixed amount and due;

•	recording that all shares issued have been fully paid up and, accordingly, that the resulting share capital increase has been completed;

•

completing the registration and filing formalities required by the completion of the share capital increase resulting from the issuance of new shares and amending the Company’s articles of association accordingly;

•	entering into any agreement required to complete the share capital increase contemplated by this resolution;

•

where applicable, charging the cost, expenses and fees related to the share capital increases to the amount of share premiums pertaining to these share capital increases and to deduct from this amount the sums required to raise the legal capital reserve;

•	arranging for the issued shares to be admitted to trading;

•	doing all that is necessary or useful to complete the share capital increase contemplated by this resolution, and the listing and servicing of the securities issued pursuant to this resolution; and

•	completing all related formalities.

This resolution shall be implemented only after, and subject to, the prior completion of the share capital reduction contemplated in the eighteenth resolution. The ceilings on the share capital increase set in this resolution have been determined after taking into account the effect of the aforementioned share capital reduction and are independent of the ceilings considered in the other resolutions submitted to this shareholders’ meeting, it being specified that the ceilings on share capital increase provided for in this resolution shall be charged against the overall ceiling for the authorizations of issue of the twenty-seventh resolution.

Twenty-third resolution – Unchanged resolution

(Delegation of authority to the Board of Directors to issue new notes secured by second-ranking security interests (Second Lien Notes) and warrants, either freestanding or attached to said notes, with removal of the shareholders’ preferential subscription right, in favor of persons committed to subscribing for the Second Lien Notes, in accordance with the private placement agreement dated June 26, 2017, such persons forming a category of persons meeting specified characteristics)

The general meeting, deciding under the quorum and majority requirements for extraordinary general meetings, having reviewed the report of the Board of Directors, the report of the independent expert and the special report of the statutory auditors, pursuant to, inter alia, articles L. 225-129 to L. 225-129-6, L. 225-135, L. 225-138 and L. 228-91 of the French Commercial Code, subject to the approval of the eighteenth to twenty-second, twenty-fourth to twenty-fifth and twenty-seventh resolutions,

•

delegates to the Board of Directors, with the authority to sub-delegate within conditions provided for by applicable law, for a period of 18 months from the date of this shareholders’ meeting, its authority (as the case may be) to issue new notes secured with second-ranking security interests governed by New York State law (the “New Notes”) along with warrants, either freestanding or attached to said notes (in which case the warrants may be granted independently and freely) (the “Warrants #3”), on one or several occasions, in France and abroad, in proportion and time period determined by the Board;

•

resolves that the aggregate nominal value of the New Notes issued shall not exceed 375,000,000 US dollars (including a tranche in euros which shall not exceed the euro-equivalent of 100,000,000 US dollars, based on the Reuters USD/EUR exchange rate applicable at 12:00 p.m. (Paris time), on the second business day preceding the last day of the subscription period for the share capital increase with shareholders’ preferential subscription right contemplated in the twentieth resolution (the last day of said period being referred to as the “Reference Date”));

•	resolves that the New Notes:

i.

shall be issued in US dollars or in euros (the euro tranche shall not exceed the euro equivalent of 100,000,000 US dollars, based on the Reuters USD/EUR exchange rate applicable at 12:00 p.m. (Paris time), on the second business day preceding the Reference Date),

ii.

shall bear interest (x) at the annual rate floating LIBOR (subject to a floor of 1%) cash + 4% (cash) quarterly payable + annual 8.5% (PIK) payable in fine and quarterly capitalized, for the US dollar-denominated New Notes, and (y) at the annual rate floating EURIBOR (subject to a floor of 1%) cash + 4% cash + annual 8.5% (PIK) payable in fine and quarterly capitalized, for the euro-denominated New Notes, and

iii.	will mature 6 years after the Restructuring Effective Date (as this term is defined in the nineteenth resolution);

•	resolves that the subscribed New Notes shall be paid up in cash and that the New Notes shall be fully paid up upon subscription;

•	resolves that the Warrants #3 shall be issued either freestanding or attached to New Notes (such issuances being in any event concomitant);

•

resolves to waive the shareholder’s preferential subscription right to the issue of Warrants #3 and to reserve their subscription to the persons who undertake to subscribe for the New Notes and Warrants #3, in accordance with the provisions of the private placement agreement dated June 26, 2017, it being specified that (i) said persons constitute a category of persons meeting specified characteristics within the meaning of article L. 225-138 of the French Commercial Code and (ii) the Warrants #3 shall be allocated among the subscribers of New Notes proportionally to the principal amount of said New Notes subscribed by them, (the number of Warrants #3 allocated to them shall be rounded down to the nearest whole number);

•

resolves that the aggregate number of shares for which the Warrants #3 issued pursuant to this resolution may be exercised shall not exceed 16% of the total outstanding number of shares, after dilution resulting from (i) the implementation of the twentieth to twenty-third resolutions and (ii) the exercise of all of the Backstop Warrants (as this term is defined in the twenty-fifth resolution), Coordination Warrants (as this term is defined in the twenty-fourth resolution) and Warrants #3 but prior to the exercise of the Warrants #1 and Warrants #2;

•

resolves that one (1) Warrant #3 shall give right to subscribe for one (1) new share at a price of 0.01 euro per share, i.e., considering the share capital reduction contemplated in the eighteenth resolution, a nominal value of 0.01 euro and no share premium (without prejudice to such subsequent adjustments as may be required by law and regulations and, where applicable, the contractual provisions of Warrants #3), which shall be paid up in cash, the beneficiaries being responsible for resolving any matters of fractional shares;

•

resolves that the total nominal amount of the share capital increase (excluding the share premium) resulting from the exercise of the Warrants #3 that may be issued pursuant to this resolution shall not exceed 1,238,173 euros. This ceiling shall be raised, if necessary, by the nominal value of shares that must be issued to protect, as required by law, regulations and, as the case may be, the provisions of applicable agreements, the rights of holders of securities giving access to the share capital of the Company, and the maximum number of new shares shall be increased accordingly; it is specified that the rights of holders of Warrants #3 shall not be adjusted because of the completion of the transactions contemplated in the eighteenth to twenty-second and twenty-fourth to twenty-sixth resolutions;

•	resolves that it results from the foregoing that the aggregate number of Warrants #3 issued pursuant to this resolution shall therefore not exceed 123,817,300;

•

resolves that the Warrants #3 may be exercised at any time during a period of six (6) months from the Restructuring Effective Date (as this term is defined in the nineteenth resolution); any Warrants #3 which are not exercised within that period shall lapse and lose all of their value and attached rights, subject to the extension cases referred to below;

•

resolves that, in the event of a share capital increase, acquisition, merger, spinoff or issuance of new shares or securities giving access to the share capital of the Company, or of other financial transactions entailing a preferential subscription right or reserving a priority subscription in favor of the Company’s shareholders, the Company shall have the right to suspend the exercise of Warrants #3 for a period not to exceed three months, or of such other length as may be determined by applicable regulations, in which case the exercise period of the Warrants #3 shall be extended accordingly;

•	resolves that the shares issued as a result of the exercise of Warrants #3 shall be fully paid up upon subscription, in cash;

•

acknowledges, in accordance with article L. 225-132 paragraph 6 of the French Commercial Code, that the decision to issue the Warrants #3 includes as of right the waiver by the shareholders of their preferential subscription rights to subscribe to shares to which the said Warrants #3 will give immediate or deferred access;

•

resolves that the shares issued as a result of the exercise of Warrants #3 shall immediately qualify for dividends and shall be fully fungible with existing shares and subject to all of the provisions of the articles of association and decisions of the shareholders’ meeting from their issuance date;

•	resolves that the Warrants #3 shall be freely tradeable and shall be eligible for trading through Euroclear France;

•

gives full powers to the Board of Directors, with the authority to sub-delegate in accordance with applicable law and the terms of this resolution, to implement this delegation, including for the purpose of:

•	determining that the aforementioned conditions precedent have been satisfied;

•	deciding to issue and allocate the Warrants #3 and, where applicable, deferring such decision;

•	determining the total number of Warrants #3 to be issued;

•

determining all terms and conditions of issuance of the New Notes and Warrants #3 as well as the terms and conditions of the New Notes and Warrants #3 (including the conditions on which the Company may buy back or trade Warrants #3, on the market or otherwise, as well as those applicable to the adjustment of the Warrants #3 in the event of transactions affecting the Company’s share capital);

•

establishing the list of beneficiaries within the categories set forth above and the final number of Warrants #3 allocated to each of them within the limit of the maximum number of Warrants #3 to be issued set forth above;

•	entering into any agreement required to complete the issue contemplated by this resolution;

•	completing the registration and filing formalities required by the issuance of the Warrants #3;

•

arranging for the Warrants #3 to be eligible for trading through Euroclear France and determining whether they may be admitted to trading on the regulated market of Euronext Paris, and do all that is necessary in this respect;

•

arranging for the new shares resulting from the exercise of said Warrants #3 to be admitted to trading on the regulated market of Euronext Paris as well as on the New York Stock Exchange (as American Depositary Shares);

•

doing all that is necessary to complete the share capital increases resulting from the exercise of the Warrants #3 (including by receiving payment for the subscription of the new Company shares resulting from the exercise of Warrants #3);

•	amending the Company’s articles of association accordingly;

•	making all required adjustments, in accordance with the law and regulations and, where applicable, the contractual provisions of the Warrants #3 providing for other adjustment cases;

•

doing all that is necessary or useful to complete the share capital increase contemplated by this resolution, and the listing and servicing of the securities issued pursuant to this resolution, as well as the exercise of the rights attached thereto; and

•	completing all related formalities.

This resolution shall be implemented only after, and subject to, the prior completion of the share capital reduction contemplated in the eighteenth resolution. The ceilings on the share capital increase set in this resolution have been determined after taking into account the effect of the aforementioned share capital reduction and are independent of the ceilings considered in the other resolutions submitted to this shareholders’ meeting, it being specified that the ceilings on share capital increase provided for in this resolution shall be charged against the overall ceiling for the authorizations of issue of the twenty-seventh resolution.

Twenty-fourth resolution – Amended resolution

(Delegation of authority to the Board of Directors to issue and grant free warrants, with removal of the shareholders’ preferential subscription right, in favor of Alden Global Opportunities Fund L.P., Alden Global Value Recovery Fund LP, Randall D Smith Roth IRA, Trinity Investments Designated Activity Company, Lex Financial Investments (Luxembourg) S.à r.l., BG Long Term Value, BG Select Investments (Ireland) Limited, Lux Holdings 2017 S.à r.l., and TP Lux Holdco S.à r.l.)

The general meeting, deciding under the quorum and majority requirements for extraordinary general meetings, having reviewed the report of the Board of Directors, the report of the independent expert and the special report of the statutory auditors, pursuant to, inter alia, articles L. 225-129 to L. 225-129-6, L. 225-135, L. 225-138 and L. 228-91 et seq. of the French Commercial Code, subject to the approval of the eighteenth to twenty-third, twenty-fifth and twenty-seventh resolutions,

•

delegates to the Board of Directors, with the authority to sub-delegate within conditions provided for by applicable law, for a period of 18 months from the date of this shareholders’ meeting, its authority to issue warrants (the “Coordination Warrants”), on one or several occasions, in France and abroad, in proportion and time period determined by the Board, with removal of the shareholders’ preferential subscription right;

•	resolves that the Coordination Warrants shall be freely allocated to the following persons, in accordance with the percentages indicated below:

Beneficiaries	Percentage allocated (%)
Funds and/or entities advised and/or managed by Alden Global Capital LLC:	14.9978
• Alden Global Opportunities Fund L.P.	49.3	(*)
• Alden Global Value Recovery Fund LP	31.9	(*)
• Randall D Smith Roth IRA	18.8	(*)
Funds and/or entities advised and/or managed by Attestor Capital LLP:	14.6096
• Trinity Investments Designated Activity Company	100	(*)
Funds and/or entities advised and/or managed by Aurelius Capital Management LP:	15.2479
• Lex Financial Investments (Luxembourg) S.à r.l.	100	(*)
Funds and/or entities advised and/or managed by Boussard & Gavaudan Asset Management LP:	21.5151
• BG Long Term Value	3.44874	(*)
• BG Select Investments (Ireland) Limited	96.55126	(*)
Funds and/or entities advised and/or managed by Contrarian Capital Management LLC:	20.4085
• Lux Holdings 2017 S.à r.l.	100	(*)
Funds and/or entities advised and/or managed by Third Point LLC:	13.2212
• TP Lux Holdco S.à r.l.	100	(*)

(*)	Allocation expressed as a percentage of the corresponding global allocation hilighted in bold.

•

resolves that the aggregate number of shares for which the Coordination Warrants issued pursuant to this resolution may be exercised shall not exceed 1% of the outstanding number of shares, after dilution resulting from (i) the implementation of the twentieth to twenty-third resolutions and (ii) the exercise of all of the Backstop Warrants (as this term is defined in the twenty-fifth resolution), Coordination Warrants and Warrants #3 but prior to the exercise of the Warrants #1 and Warrants #2;

•

resolves that, in the event that the application of a beneficiary’s allocation percentage to the total number of Coordination Warrants to be issued (as set forth above) does not produce a whole number, said beneficiary shall be allocated the nearest lower whole number of Coordination Warrants;

•

resolves that one (1) Coordination Warrant shall give right to subscribe for one (1) new share at a price of 0.01 euro per share, i.e., considering the share capital reduction contemplated in the eighteenth resolution, a nominal value of 0.01 euro and no share premium (without prejudice to such subsequent adjustments as may be required by law and regulations and, where applicable, the contractual provisions of Coordination Warrants), the beneficiaries being responsible for resolving any matters of fractional shares;

•

resolves that the total nominal amount of the share capital increase of the Company (excluding the share premium) resulting from the exercise of the Coordination Warrants that may be issued pursuant to this resolution shall not exceed 77,386 euros. This ceiling shall be raised, if necessary, by the nominal value of shares that must be issued to protect, as required by law, regulations and, as the case may be, the provisions of applicable agreements, the rights of holders of securities giving access to the Company’s share capital, and the maximum number of new shares shall be increased accordingly; it is specified that the rights of holders of Coordination Warrants shall not be adjusted because of the completion of the transactions contemplated in the eighteenth to twenty-third, twenty-fifth to twenty-sixth resolutions;

•	resolves that it results from the foregoing that the aggregate number of Coordination Warrants shall not exceed 7,738,600;

•

resolves that the Coordination Warrants may be exercised at any time during a period of six (6) months from the Restructuring Effective Date (as this term is defined in the nineteenth resolution); any Coordination Warrants which are not exercised within that period shall lapse and lose all of their value and attached rights, subject to the extension cases referred to below;

•

resolves that, in the event of a share capital increase, acquisition, merger, spinoff or issuance of new shares or securities giving access to the share capital of the Company, or of other financial transactions entailing a preferential subscription right or a reserving priority subscription for the Company’s shareholders, the Company shall have the right to suspend the exercise of Coordination Warrants for a period not to exceed three months, or of such other length as may be determined by applicable regulations, in which case the exercise period of the Coordination Warrants shall be extended accordingly;

•	resolves that the shares issued as a result of the exercise of Coordination Warrants shall be fully paid up upon subscription, in cash;

•

acknowledges, in accordance with article L. 225-132 paragraph 6 of the French Commercial Code, that the decision to issue Coordination Warrants includes as of right the waiver by the shareholders of their preferential subscription rights to subscribe to shares to which the issued Coordination Warrants will give immediate or deferred access;

•

resolves that the shares issued as a result of the exercise of Coordination Warrants shall immediately qualify for dividends and shall be fully fungible with existing shares and subject to all of the provisions of the articles of association and decisions of the shareholders’ meeting from their issuance date;

•	resolves that the Coordination Warrants shall be freely tradeable and shall be eligible for trading through Euroclear France;

•

resolves that, if the allocation of Coordination Warrants results in a withholding tax being due, the beneficiary shall indemnify the Company for any tax impact of such allocation for the Company. The Company shall be allowed to withhold from any payment that it would have to make to the beneficiary, for any reason whatsoever, the amount of the withholding tax owed to the Treasury. If those withholdings made by the Company are not sufficient to cover the withholding tax owed to the Treasury, the beneficiary shall deposit with the Company an amount sufficient to cover the difference in order to obtain the Coordination Warrant. In this regard, and to determine the withholding tax base and the above-mentioned potential deposit of amounts that are to be made within the framework of the allocation of Coordination Warrants, the Company shall use, in order to determine the value of the allocated Coordination Warrants, the difference between (a) the sum of (i) the subscription price of a share issued within the framework of the issuance of ABSA, and (ii) the average value of the preferential subscription right during the subscription period, and (b) the exercise price of the Coordination Warrants. More broadly, and in accordance with Article 10.1 of the private placement agreement dated June 26, 2017 and with the New Notes information statement, the Company shall levy the withholding tax provided for in Article 182B of French Tax Code;

•

gives full powers to the Board of Directors, with the authority to sub-delegate in accordance with applicable law and the terms of this resolution, to implement this delegation, including for the purpose of:

•	determining that the aforementioned conditions precedent have been satisfied;

•	deciding to issue and allocate the Coordination Warrants and, where applicable, deferring such decision;

•	determining the aggregate number of Coordination Warrants to be issued and the exact number of Coordination Warrants to which each of the above-mentioned entities are entitled;

•

determining all of the terms and conditions of issuance of the Coordination Warrants as well as the terms and conditions of the Coordination Warrants (including the conditions on which the Company may buy back or trade the Coordination Warrants, on the market or otherwise, as well as those applicable to the adjustment of the Coordination Warrants in the event of transactions affecting the Company’s share capital)

•	entering into any agreement required to effect the issue contemplated by this resolution;

•	completing the registration and filing formalities required by the issuance of the Coordination Warrants;

•	recording the share capital increases resulting from the exercise of the Coordination Warrants;

•

arranging for the Coordination Warrants to be eligible for trading through Euroclear France and determining whether they may be admitted to trading on the regulated market of Euronext Paris, and do all that is necessary in this respect;

•

arranging for the new shares resulting from the exercise of said Coordination Warrants to be admitted to trading on the regulated market of Euronext Paris as well as on the New York Stock Exchange (as American Depositary Shares);

•

doing all that is necessary to complete the share capital increases resulting from the exercise of the Coordination Warrants (including by receiving payment for the subscription of the new Company shares resulting from the exercise of Coordination Warrants);

•	amending the Company’s articles of association accordingly;

•	making all required adjustments, in accordance with the law and regulations and, where applicable, the contractual provisions of the Coordination Warrants providing for other adjustment cases;

•

doing all that is necessary or useful to complete the share capital increase contemplated by this resolution, and the listing and servicing of the securities issued pursuant to this resolution, as well as the exercise of the rights attached thereto; and

•	completing all related formalities.

This resolution shall be implemented only after, and subject to, the prior completion of the share capital reduction contemplated in the eighteenth resolution. The ceilings on the share capital increase set in this resolution have been determined after taking into account the effect of the aforementioned share capital reduction and are independent of the ceilings considered in the other resolutions submitted to this shareholders’ meeting, it being specified that the ceilings on share capital increase provided for in this resolution shall be charged against the overall ceiling for the authorizations of issue of the twenty-seventh resolution.

Twenty-fifth resolution – Unchanged resolution

(Delegation of authority to the Board of Directors to issue and grant free warrants, with removal of the shareholders’ preferential subscription right, in favor of persons backstopping the subscription of the new notes secured with second-ranking security interests, such persons forming a category of persons meeting specified characteristics)

The general meeting, deciding under the quorum and majority requirements for extraordinary general meetings, having reviewed the report of the Board of Directors, the report of the independent expert and the special report of the statutory auditors, pursuant to, inter alia, articles L. 225-129 to L. 225-129-6, L. 225-135, L. 225-138 and L. 228-91 of the French Commercial Code, subject to the approval of the eighteenth to twenty-fourth and twenty-seventh resolutions,

•

delegates to the Board of Directors, with the authority to sub-delegate within conditions provided for by applicable law, for a period of 18 months from the date of this shareholders’ meeting, its authority to issue warrants (the “Backstop Warrants”), on one or several occasions, in France and abroad, in proportion and time period determined by the Board, with removal of the shareholders’ preferential subscription right;

•

resolves that the Backstop Warrants shall be freely allocated to the persons committed to backstop the subscription of the New Notes and Warrants #3 on the Reference Date, as provided for in the private placement agreement dated June 26, 2017, it being specified that these persons constitute a category of persons meeting specified characteristics within the meaning of article L. 225-138 of the French Commercial Code;

•

resolves that the aggregate number of shares for which the Backstop Warrants issued pursuant to this resolution may be exercised shall not exceed 1.5% of the outstanding number of shares, after dilution resulting from (i) the implementation of the twentieth to twenty-third resolutions and (ii) the exercise of the Backstop Warrants, Coordination Warrants and Warrants #3, but prior to the exercise of the Warrants #1 and Warrants #2;

•

resolves that one (1) Backstop Warrant shall give right to subscribe for one (1) new share at a price of 0.01 euro per share, i.e., considering the share capital reduction contemplated in the eighteenth resolution, a nominal value of 0.01 euro and no share premium (without prejudice to such subsequent adjustments as may be required by law and regulations and, where applicable, the contractual provisions of Backstop Warrants), which shall be paid in cash, the beneficiaries being responsible for resolving any matters of fractional shares;

•

resolves that the total nominal amount of the share capital increase (excluding the share premium) resulting from the exercise of the Backstop Warrants that may be issued pursuant to this resolution shall not exceed 116,079 euros by the issuance of 11,607,900 new shares. This ceiling shall be raised, if necessary, by the nominal value of shares that must be issued to protect, as required by law, regulations and, as the case may be, the provisions of applicable agreements, the rights of holders of securities giving access to the share capital of the Company, and the maximum number of new shares shall be increased accordingly; it is specified that the rights of holders of Backstop Warrants shall not be adjusted because of the completion of the transactions contemplated in the eighteenth to twenty-fourth and twenty-sixth resolutions;

•	resolves that it results from the foregoing that the aggregate number of Backstop Warrants issued pursuant to this resolution shall not exceed 11,607,900;

•

resolves that the Backstop Warrants may be exercised at any time during a period of six (6) months from the Restructuring Effective Date (as this term is defined in the nineteenth resolution); any Backstop Warrants which are not exercised within that period shall lapse and lose all of their value and attached rights, subject to the extension cases referred to below;

•

resolves that, in the event of a share capital increase, acquisition, merger, spinoff or issuance of new shares or securities giving access to the share capital of the Company, or of other financial transactions entailing a preferential subscription right or reserving a priority subscription for the Company’s shareholders, the Company shall have the right to suspend the exercise of Backstop Warrants for a period not to exceed three months, or of such other length as may be determined by applicable regulations, in which case the exercise period of the Backstop Warrants shall be extended accordingly;

•	resolves that the shares issued as a result of the exercise of Backstop Warrants shall be fully paid up upon subscription, in cash;

•

acknowledges, in accordance with article L. 225-132 paragraph 6 of the French Commercial Code, that the decision to issue Backstop Warrants includes as of right the waiver by the shareholders of their preferential subscription right to subscribe to shares to which the said Backstop Warrants will give immediate or deferred access;

•

resolves that the shares issued as a result of the exercise of Backstop Warrants shall immediately qualify for dividends and shall be fully fungible with existing shares and subject to all of the provisions of the articles of association and decisions of the shareholders’ meeting from their issuance date;

•	resolves that the Backstop Warrants shall be freely tradeable and shall be eligible for trading through Euroclear France;

•

resolves that, if the allocation of Backstop Warrants results in a withholding tax being due, the beneficiary shall indemnify the Company for any tax impact of such allocation for the Company. The Company shall be allowed to withhold from any payment that it would have to make to the beneficiary, for any reason whatsoever, the amount of the withholding tax owed to the Treasury. If those withholdings made by the Company are not sufficient to cover the withholding tax owed to the Treasury, the beneficiary shall deposit with the Company an amount sufficient to cover the difference in order to obtain the Backstop Warrant. In this regard, and to determine the withholding tax base and the above-mentioned potential deposit of amounts that are to be made within the framework of the allocation of Backstop Warrants, the Company shall use, in order to determine the value of the allocated Backstop Warrants, the difference between (a) the sum of (i) the subscription price of a share issued within the framework of the issuance of ABSA, and (ii) the average value of the preferential subscription right during the subscription period, and (b) the exercise price of the Backstop Warrants. More broadly, and in accordance with Article 10.1 of the private placement agreement dated June 26, 2017 and with the New Notes information statement, the Company shall levy the withholding tax provided for in Article 182B of French Tax Code;

•

gives full powers to the Board of Directors, with the authority to sub-delegate in accordance with applicable law and the terms of this resolution, to implement this delegation, including for the purpose of:

•	determining that the aforementioned conditions precedent have been satisfied;

•	deciding to issue and allocate the Backstop Warrants and, where applicable, deferring this decision;

•

determining the aggregate number of Backstop Warrants to be issued, and whether or not they will be admitted to trading on the regulated market of Euronext Paris, and doing what is necessary in this respect;

•

determining all terms and conditions of issuance of the Backstop Warrants as well as the terms and conditions of the Backstop Warrants (including the conditions on which the Company may buy back or trade the Backstop Warrants, on the market or otherwise, as well as those applicable to the adjustment of the Backstop Warrants in the event of transactions affecting the Company’s share capital);

•

establishing the list of beneficiaries within the categories set forth above, and the final number of Backstop Warrants to be allocated to each of them within the limit of the maximum number of Backstop Warrants to be issued set forth above;

•	entering into any agreement required to complete the issue contemplated by this resolution;

•	recording the share capital increases resulting from the exercise of Backstop Warrants;

•	completing the registration and filing formalities required by the issuance of the Backstop Warrants;

•

arranging for the Backstop Warrants to be eligible for trading through Euroclear France and determining whether they may be admitted to trading on the regulated market of Euronext Paris, and do all that is necessary in this respect;

•

arranging for the new shares resulting from the exercise of said Backstop Warrants to be admitted to trading on the regulated market of Euronext Paris as well as on the New York Stock Exchange (as American Depositary Shares);

•

doing all that is necessary to complete the share capital increases resulting from the exercise of the Backstop Warrants (including by receiving payment for the subscription of the new Company shares resulting from the exercise of Backstop Warrants);

•	amending the Company’s articles of association accordingly;

•	making all required adjustments, in accordance with the law and regulations and, where applicable, the contractual provisions of the Backstop Warrants providing for other adjustment cases;

•

doing all that is necessary or useful to complete the share capital increase contemplated by this resolution, and the listing and servicing of the securities issued pursuant to this resolution, as well as the exercise of the rights attached thereto; and

•	completing all related formalities.

This resolution shall be implemented only after, and subject to, the prior completion of the share capital reduction contemplated in the eighteenth resolution. The ceilings on the share capital increase set in this resolution have been determined after taking into account the effect of the aforementioned share capital reduction and are independent of the ceilings considered in the other resolutions submitted to this shareholders’ meeting, it being specified that the ceilings on share capital increase provided for in this resolution shall be charged against the overall ceiling for the authorizations of issue of the twenty-seventh resolution.

Twenty-sixth resolution – Unchanged resolution

(Delegation of authority to the Board of Directors to increase the share capital by issue of shares or securities giving access to the share capital of the Company, with removal of the shareholders’ preferential subscription right, to members of a Company Savings Plan)

The general meeting, deciding under the quorum and majority requirements for extraordinary general meetings, having reviewed the report of the Board of Directors and the special report of the statutory auditors, pursuant to articles L. 3332-18 to L. 3332-24 of the French Labor Code and articles L. 225-129-2 et seq., L. 225-138-1 and L. 228-91 et seq. of the French Commercial Code, subject to the approval of the eighteenth to twenty-fifth and twenty-seventh resolutions of the present meeting:

•

delegates to the Board of Directors, for a period of twenty-six (26) months from the date of this shareholders’ meeting, its authority to increase, on one or several occasions, in proportion and time period determined by the Board, the share capital of the Company within a limit of a maximum nominal value (excluding the share premium) of 115,800 euros to which will be added, as the case may be, any additional number of shares to be issued in accordance with laws, regulations or, as the case may be, contractual provisions, in order to protect the rights of holders of securities granting access to the share capital of the Company; such amount being included into the aggregate amount set forth in the twenty-seventh resolution submitted to this general meeting;

•

resolves that the Board of Directors shall be entitled to grant free shares or other securities giving access to the share capital of the Company, provided that the total advantage resulting therefrom and, as the case may be, from the discount on the share subscription price, shall not exceed the limits provided for by the law and regulations;

•

resolves that the issue price for the new shares and for other securities giving access to the Company’s share capital shall be set by the Board of Directors in accordance with the law and regulations, with the understanding that, in accordance with the above-cited articles L. 3332-18 to L. 3332-24 of the French Labor Code, the discount set by reference to the average of the listed CGG share prices on the regulated market of Euronext in Paris over the twenty trading days preceding the date of the decision of the Board of Directors, or its delegatee, setting the opening date of subscriptions, shall not exceed 20%. The general meeting expressly authorizes the Board of Directors to reduce or cancel said discount if it deems it necessary, including to comply with international accounting standards or, inter alia, the legal, accounting, tax and social systems of the countries in which certain beneficiaries reside;

•

resolves that the characteristics of the other securities with deferred access to the share capital of the Company will be determined by the Board of Directors in accordance with applicable regulations;

•

resolves to waive, in favor of the members of the Company Savings Plan, the shareholders’ preferential subscription right to subscribe to newly issued shares and securities with deferred access to the share capital which may result from the issue authorized and delegated hereby;

The general meeting grants all powers to the Board of Directors to implement the present delegation of powers and authority and in particular to grant deferred payment of shares and as the case may be, for the securities with deferred access to the share capital, set the modalities and conditions of the operations and set the dates and terms of the issues which will be carried out by virtue of the present authorization, set the opening and closing dates for the subscriptions, the dates at which shares will give right to dividends, the terms for full payment of shares and other securities with deferred access to the share capital, request admission and listing of securities on such markets as it may decide, to record the effectiveness of the share capital increases for the number of shares which will actually be subscribed, to carry out, either directly or by proxy, all operations and administrative formalities relating to the share capital increases , in particular amend the articles of association accordingly, and, as its sole discretion and if it deems appropriate, to charge the expenses related to the share capital increase to the amount of share premiums pertaining to these share capital increases and to deduct from this amount the sums required to raise the legal capital reserve to one tenth of the new share capital after each increase.

The present delegation, which supersedes all prior authorizations relating to the increase of the share capital by issue of shares or securities giving access to the share capital of the Company, to the members of a Company Savings Plan, terminates the authorization granted to the Board of Directors by the general meeting held on May 27, 2016 in its sixteenth resolution.

Twenty-seventh resolution – Unchanged resolution

(Overall ceiling for the authorizations of issue)

The general meeting, deciding under the quorum and majority requirements for extraordinary general meetings, having reviewed the report of the Board of Directors, subject to the approval of the eighteenth to twenty-fifth resolutions, resolves to fix at:

•

8,415,631 euros the ceiling of the aggregate nominal amount of immediate or future share capital increases that may be implemented under the authority delegated to the Board of Directors pursuant to the nineteenth to twenty-sixth resolutions of this meeting, it being specified that, if necessary, this ceiling may be increased by the nominal value of the shares to be issued to protect the rights of holders of securities giving access to the share capital of the Company, in accordance with the law, regulations and, where applicable, contractual provisions;

•

6,890,631 euros the ceiling of the aggregate nominal amount of immediate or future share capital increases that may be implemented under the authority delegated to the Board of Directors pursuant to the twenty-first to twenty-sixth resolutions of this meeting, with removal of the shareholders’ preferential subscription right, it being specified that, if necessary, this ceiling may be increased by the nominal value of the shares to be issued to protect the rights of holders of securities giving access to the share capital of the Company, in accordance with the law, regulations and, where applicable, contractual provisions.

Twenty-eighth resolution – Unchanged resolution

(Amendment of article 8 of the articles of association, relating to the employee representatives on the Board of Directors and technical modifications)

The general meeting, deciding under the quorum and majority requirements for extraordinary general meetings, having reviewed the report of the Board of Directors and the opinion of the group committee, pursuant to articles L. 225-27-1 et seq. of the French Commercial Code, resolves:

•	to amend, effective today, i.e. from October 31, 2017, article 8 “Board of Directors” of the Company’s articles of association, as follows, and

•	to amend paragraph 4 of article 8 “Board of Directors” of the Company’s articles of association with technical amendments to reflect certain provisions being obsolete.

Old version	New version

1.      The Company is managed by a Board of at least six members and at most fifteen members appointed during the Company’s lifetime by the Ordinary Shareholders’ Meeting, unless a decision increases this maximum to a higher number in the event of merger.

1.      The Company is managed by a Board of, in addition to the directors referred to in paragraph 6 below, at least six members and at most fifteen members appointed during the Company’s lifetime by the Ordinary Shareholders’ Meeting, unless a decision increases this maximum to a higher number in the event of merger.

2.      A legal entity may be duly appointed as a Director.

When appointed, any such legal entity must appoint a permanent representative who is bound by the same conditions and duties and incurs the same liabilities just as if he were a director in his own name, without prejudice to the joint liability of the legal entity which he represents. If the legal entity dismisses its representative, it must proceed to his replacement at the same time.

2.      A legal entity may be duly appointed as a Director.

When appointed, any such legal entity must appoint a permanent representative who is bound by the same conditions and duties and incurs the same liabilities just as if he were a director in his own name, without prejudice to the joint liability of the legal entity which he represents. If the legal entity dismisses its representative, it must proceed to his replacement at the same time.

3.      In the event of vacancy by decease or by the resignation of one or several directors, the Board of Directors may - between two Shareholder’s Meetings - make temporary appointments.

The director appointed in replacement of another director remains in office only for the term remaining to run of his predecessor’s term of office.

3.      In the event of vacancy by decease or by the resignation of one or several directors, the Board of Directors may - between two Shareholder’s Meetings - make temporary appointments.

The director appointed in replacement of another director remains in office only for the term remaining to run of his predecessor’s term of office.

When the number of directors has fallen below the legal minimum required, the remaining directors must immediately convene the Ordinary Shareholder’s Meeting with a view to completing membership of the Boar.

When the number of directors has fallen below the number required by the Articles of Association - without however being less than the legal minimum - the Board of Directors must proceed to make temporary appointments with a view to completing its membership within a period of three months from the day the vacancy occurred.

Any temporary appointments made the Board are subject to ratification by the earliest Ordinary Shareholders’ Meeting. Failing ratification, the decisions made and the acts accomplished previously by the Board shall remain nonetheless valid.

When the number of directors has fallen below the legal minimum required, the remaining directors must immediately convene the Ordinary Shareholder’s Meeting with a view to completing membership of the Boar.

When the number of directors has fallen below the number required by the Articles of Association - without however being less than the legal minimum - the Board of Directors must proceed to make temporary appointments with a view to completing its membership within a period of three months from the day the vacancy occurred.

Any temporary appointments made the Board are subject to ratification by the earliest Ordinary Shareholders’ Meeting. Failing ratification, the decisions made and the acts accomplished previously by the Board shall remain nonetheless valid.

4.      As of the general meeting to be held to approve the 2007 financial statements, the directors are appointed for a four-year term. However, the terms of directors that are currently in force will remain until expiration of their term as initially set.

The office of a director comes to an end at the end of the Ordinary Shareholders’ Meeting deciding on the last financial statements and held within the year during which said term of office expires.

The Board is renewed every year by an adequate number of members so that the term of office of each director shall not exceed six years. Renewal takes place by order of seniority of appointment.

Directors are always eligible for re-election.

They may be dismissed at any time by the Ordinary Shareholders’ Meeting.

4.      The directors are appointed for a four-year term.

The office of a director comes to an end at the end of the Ordinary Shareholders’ Meeting deciding on the last financial statements and held within the year during which said term of office expires.

The Board is renewed every year by an adequate number of members so that the term of office of each director shall not exceed six years. Renewal takes place by order of seniority of appointment.

Directors are always eligible for re-election.

They may be dismissed at any time by the Ordinary Shareholders’ Meeting.

5. Throughout his term of office, each director must own at least one share.	5. Throughout his term of office, each director must own at least one share.

6. As the Company satisfies the conditions of article L. 225-27-1 of the French Commercial Code, the Board of Directors includes, in addition, one or two directors representing the employees.

These directors representing the employees are appointed by the Group Committee, in accordance with the following rule:

•    whenever the number of members of the Board of Directors, as calculated in accordance with article L. 225-27-1-II of the French Commercial Code, is twelve or less, the Group Committee appoints one director representing the employees;

•    whenever the number of members of the Board of Directors, as calculated in accordance with article L. 225-27-1-II of the French Commercial Code, is more than twelve, the Group Committee appoints two directors representing the employees. If the number of members of the Board of Directors, as calculated in accordance with article L. 225-27-1-II of the French Commercial Code, increases to more than 12 following an Ordinary Shareholders’ Meeting, and a first director representing the employees has been appointed, the Group Committee will appoint a second director representing the employees within six months of the Ordinary Shareholders’ Meeting concerned.

The above threshold of twelve members of the Board of Directors is determined on the date of appointment of the director or directors representing the employees.

The director or directors appointed by the Group Committee to represent the employees must meet the criteria set by the French Commercial Code. The provisions of paragraphs 2 through 5 (included) above do not apply to the directors representing the employees.

The terms of office of directors representing the employees will commence on the date of their appointment and will last four years, expiring at the end of the Ordinary Shareholders’ Meeting deciding on the last financial statements and held within the year during which said term of office expires. They can be reappointed.

The term of office of a director representing the employees shall also expire as provided for by law and in this article, including in the event that his employment contract is terminated. In accordance with article L. 225-32 of the French Commercial Code, directors representing the employees may only be removed for failure to perform the duties of their office, by decision of the president of the civil court (président du tribunal de grande instance) in summary proceedings (en la forme des référés) upon application by the majority of the members of the Board of Directors.

If the seat of a director representing the employees becomes vacant for any reason whatsoever, the vacancy shall be filled in the manner set forth in article L. 225-34 of the French Commercial Code.

If the number of members of the Board of Directors, as calculated in accordance with article L. 225-27-1-II of the French Commercial Code, falls to twelve or fewer, the terms of office of the two directors representing the employees shall continue until their scheduled expiration.

If the conditions of article L. 225-27-1 of the French Commercial Code requiring the appointment of at least one director representing the employees are no longer satisfied, the terms of office of the director or directors representing the employees shall expire at the end of the Ordinary Shareholders’ Meeting which approved the financial statements for the year in which those conditions ceased to be satisfied.

If necessary, it is specified that failure by the Group Committee to appoint a director representing the employees, as required by law and this article (for any reason and including in the event that it is delayed) shall not affect the validity of the decisions made by the Board of Directors.

6.      The Board of Directors determines the strategy of the Company and sees its implementation. Subject to the powers expressly attributed to shareholders’ meetings, and within the limits of the purpose of the Company, it considers any question relating to the proper functioning of the Company and by discussion settle the affairs which concern it.

The Board of Directors carries out any controls and checks it deems necessary. The Chairman or the Chief Executive Officer of the Company must provide each Director with all documents and information necessary for the accomplishment of his mission.

7.      The Board of Directors determines the strategy of the Company and sees its implementation. Subject to the powers expressly attributed to shareholders’ meetings, and within the limits of the purpose of the Company, it considers any question relating to the proper functioning of the Company and by discussion settle the affairs which concern it.

The Board of Directors carries out any controls and checks it deems necessary. The Chairman or the Chief Executive Officer of the Company must provide each Director with all documents and information necessary for the accomplishment of his mission.

7.      The Board of Directors may confer on one or more of its Members or on third parties, whether they are shareholders or not, any special mandates for one or more specific objectives.

It may decide to create committees responsible for examining questions which it or its Chairman submit to them for their opinion. It will establish the composition and the attributions of committees which exercise their activity under its authority.

8.      The Board of Directors may confer on one or more of its Members or on third parties, whether they are shareholders or not, any special mandates for one or more specific objectives.

It may decide to create committees responsible for examining questions which it or its Chairman submit to them for their opinion. It will establish the composition and the attributions of committees which exercise their activity under its authority.

Twenty-ninth resolution – Unchanged resolution

(Amendment of article 4 of the articles of association, relating to the transfer of the registered office)

After reviewing the report of the Board of Directors, the general meeting, deciding under the quorum and majority requirements for extraordinary shareholders’ meetings, resolves to amend, effective today, article 4 of the Company’s by-laws in order to broaden the Board of Directors’ authority for transferring the Company’s registered office in France, pursuant to the new drafting of article L. 225-36 of the French Commercial Code, as follows:

Old version	New version

The registered office will be at Tour Maine Montparnasse, 33 avenue du Maine, 75015 Paris.	The registered office will be at Tour Maine Montparnasse, 33 avenue du Maine, 75015 Paris.

It may be transferred to any other place in the same “département” (County) or to one of the adjacent “départements” by mere decision of the Board of Directors, subject to said decision being ratified by the earliest Ordinary Shareholders’ Meeting, and it may be transferred anywhere else by a decision of the Extraordinary Meeting.

It may be transferred to any other place in France by mere decision of the Board of Directors, subject to said decision being ratified by the earliest Ordinary Shareholders’ Meeting.

Offices, agencies and branch offices may be established in any countries.	Offices, agencies and branch offices may be established in any countries.”

Thirtieth resolution – Unchanged resolution

(Powers)

The general meeting grants full powers to bearers of an original, copy or extract of the minutes of this shareholders’ meeting to fulfil all legal registration or publicity formalities.

Falling under the authority of an ordinary general meeting

Thirty-first resolution – New resolution

(Appointment of Mrs. Anne-France Laclide-Drouin as new Director)

The general meeting, deciding under the quorum and majority requirements for ordinary general meetings, resolves to appoint as Director:

Mrs. Anne-France Laclide-Drouin, of French nationality, born on January 8, 1968 in Metz and residing at 88 bis, avenue Mozart, 75016 Paris, for a four-year period.

This appointment will be effective as from the end of this meeting.

The term of office of Mrs. Anne-France Laclide-Drouin will expire at the end of the general meeting to be held to approve the financial statements of the fiscal year ending on December 31, 2020.

Prior to this appointment, Mrs. Anne-France Laclide-Drouin has stated that she agrees to the principle of such appointment and that she is not subject to any incompatibility or prohibition that would prevent her performing such office.

A. Preliminary formalities to attend the general meeting

Pursuant to the provisions of section R. 225-85 of the French Commercial Code, in order to attend this general meeting or to be represented, shareholders must have their shares registered in their name or in the name of the financial intermediary registered on their behalf either in the shareholder account administered by our agent or in a bearer shares account maintained by an accredited financial intermediary, on the second business day prior to the date of the general meeting at 12:00 a.m. (Paris time). The second business day prior to the general meeting at 12:00 a.m. will be Friday October 27, 2017 at 12:00 a.m. (Paris time). Only shareholders able to confirm their shareholding this date pursuant to the conditions set forth by section R. 225-85 of the French Commercial Code, may participate in this general meeting.

The registration of the shares in bearer shares accounts maintained by financial intermediaries is evidenced by a statement of holdings delivered by the financial intermediary and attached to the postal voting form, proxy form or admission card’s request issued in the name of the shareholder or on its behalf by the financial intermediary.

Such a statement of holdings is also delivered to shareholders willing to attend the general meeting in person but who have not received an admission card two business days prior to the date of the general meeting, i.e. Friday October 27, 2017 at 12:00 a.m., Paris time.

B. Attendance at the general meeting

1. Any shareholder, regardless of the number of shares held, may take part in this general meeting. If the shareholder cannot attend this meeting personally, he(she) can choose either:

•	to be represented by another shareholder, by his(her) spouse or by the partner with whom a civil solidarity pact (“PACS”) has been signed, or any other legal or natural person of his(her) choice;

•

to send to BNP Paribas Securities Services – Service Assemblées Générales – CTS Assemblées Générales – Grands Moulins de Pantin, 9 Rue du Débarcadère, 93761 Pantin cedex, or by fax at 33 1 40 14 58 90 a voting form without completing the proxy, in which case, a positive vote will be casted in favor of all resolutions agreed by the Board;

•	to cast a postal vote.

No electronic vote will be put in place for this general meeting therefore no internet website as provided for by section R. 225-61 of the French Commercial Code will be made available for this purpose.

2. In accordance with section R. 225-79 of the French Commercial Code, an appointment or cancellation of a proxy may be notified electronically under the following conditions:

• shareholders whose shares are under registered form shall send an e-mail to the following address: paris.bp2s.france.cts.mandats@bnpparibas.com and specify their name, first name, address and identification number with BNP Paribas Securities Services and the name and first name of the appointed or cancelled proxy;

• shareholders whose shares are held under the bearer form or under the registered form through an accredited financial intermediary shall send an e-mail to the following address: paris.bp2s.france.cts.mandats@bnpparibas.com and specify their name, first name, address and full bank details along with the name and first name of the appointed or cancelled proxy; then they shall request the financial intermediary maintaining their account to send a written confirmation to BNP Paribas Securities Services – CTS Assemblées Générales – Les Grands Moulins de Pantin, 9 Rue du Débarcadère, 93761 Pantin cedex.

Only notifications of appointment or cancellation of proxies, duly signed, completed and received on Monday, October 30, 2017 at the latest will be taken into account. In addition, only notifications of appointment or cancellation of proxies may be sent to the abovementioned electronic address. Requests or notifications relating to any other topics will not be taken into account nor processed.

3. In accordance with the regulations in force, shareholders are reminded that:

•	shareholders who wish to obtain proxy and voting forms and admission cards must send their request to BNP Paribas Securities Services at the abovementioned address or by fax at 33 1 40 14 58 90;

•

in order to allow time for such forms to be issued, requests must be received at the Company’s registered office or by BNP Paribas Securities Services at the above-mentioned address or by fax at 33 1 40 14 58 90, not later than six days prior to the date of the meeting;

•	the duly completed form must be returned to the Company’s registered office or to BNP Paribas Securities Services, at the latest on the day preceding the date of the meeting;

•	holders of shares in the bearer form must attach to the form a statement of holdings delivered by the financial intermediary evidencing the registration of their shares:

•	any shareholder who casts a postal vote will not have the right to participate in the meeting in person or to appoint a proxy.

C. Documentation made available to shareholders

The documents set forth by section R. 225-73-1 of the French Commercial Code will be published on the Company website http://www.cgg.com, no later than on the twenty-first day preceding the general meeting, i.e. Tuesday, October 10, 2017.

All documents and information listed in sections L. 225-115 and R. 225-83 of the French Commercial Code will be made available for consultation by shareholders at the Company’s headquarters, Tour Maine-Montparnasse, 33 avenue du Maine, 75015 Paris, as from the date of the notice calling the general meeting and during fifteen days prior to the general meeting.

D. Written questions

In accordance with the provisions of sections L. 225-108 and R. 225-84 of the French Commercial Code, any shareholder may submit any written questions to the Board of Directors. Such questions must be sent to the Chairman of the Board of Directors at the registered office of the Company, by registered letter with acknowledgment of receipt no later than the fourth business day preceding the general meeting, i.e. Wednesday, October 25, 2017. They must be accompanied by a statement of holdings evidencing the registration of the shares. In accordance with the applicable regulation, the answer to a written question is deemed to have been given as soon as it appears on the Company website in a section dedicated to written questions.